UBS Securities LLC
                                   1285 Avenue of the Americas
                                      New York, NY 10019




September 6, 2022

Via Email: Countrymanv@sec.gov

Vanessa Countryman
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Vanessa Countryman, Secretary of the SEC

Re:         Resignation by UBS Securities LLC

Dear Ms. Countryman:

UBS Securities LLC ("UBS") previously served as one of the underwriters for Kensington Capital
Acquisition Corp. IV ("Kensington") in its initial public offering (the "IPO") pursuant to the underwriting agreement, dated on March 1, 2022. UBS has become aware that Kensington's registration statement originally filed on Form S-4 on June 21, 2022, including any amendments thereto (the "Registration Statement") has been declared effective without UBS' prior knowledge.

Subsequent to the IPO, UBS did not participate in any aspect of the proposed business combination between Kensington and Amprius Technologies, Inc. (the "de-SPAC Transaction"). On September
6, 2022, UBS provided notice to Kensington that UBS is resigning, and ceasing and refusing to act, as underwriter in connection with the Registration Statement and the de-SPAC Transaction.

This letter is being furnished by UBS to the Securities and Exchange Commission pursuant to
Section 1 l(b) of the Securities Act of 1933, as amended (the "Securities Act"), to disclaim any responsibility by UBS for any part of the Registration Statement.

Please be advised that nothing herein is intended to constitute an acknowledgment or admission, and we expressly deny, that we have been or are an underwriter (within the meaning of Section
2(a)(l 1) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the de-SPAC Transaction.
 Please contact Carlos Alvarez at (212) 821-6883 or at carlos.alvarez@ubs.com if you have any questions or require further information.

Very truly yours,



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